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                               July 9, 2020

       Yahui Zhou
       Chairman and Chief Executive Officer
       Opera Limited
       Vitaminveien 4, 0485
       Oslo, Norway

                                                        Re: Opera Limited
                                                            Form 20-F for the
Fiscal Year ended December 31, 2019
                                                            Filed April 30,
2020
                                                            File No. 001-38588

       Dear Mr. Zhou:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2019

       Consolidated Statement of Operations, page F-3

   1. We note that you have presented expense line items that are expenses by nature and other expense line items that
are expenses by function. Please revise your presentation of expenses to present
them either by nature or by function. Refer to IAS 1.99.
   2. Your Statement of Operations includes the line item, Other changes in fair value of loans to customers. Based on
your disclosure in Note 5 on page F-29, it appears that this line item includes amounts
only resulting from credit losses. Please revise the caption of this line item to provide a
more clear description of the nature of the items included in the line item. Refer to IAS
1.55A(b).
       Notes to the Consolidated Financial Statements
       Note 5. Loans to Customers, page F-29
 Yahui Zhou
Opera Limited
July 9, 2020
Page 2
3. Your disclosure indicates that you recorded accumulated credit losses on loans to customers that is 41% of the total amount disbursed. You further disclose that the average duration for a micro loan in 2019 was 15 days. Please explain what changed after you estimated the customer loan fair value at initial recognition. Provide us with an analysis that explains your basis for the amount recorded as the original value of the customer loan and the amount recorded as credit losses associated with those loans. Refer to IFRS
         9.5.1.1.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 with any questions.



FirstName LastNameYahui Zhou                                  Sincerely,
Comapany NameOpera Limited
                                                              Division of
Corporation Finance
July 9, 2020 Page 2                                           Office of
Technology
FirstName LastName